Filed by Artemis Strategic Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novibet PLC

Commission File No. 001-40855

Date: September 26 2022

Novibet Provides Update on North America Expansion Strategy Including Recent Agreement With Caesars Entertainment Granting Company New Jersey Market Access for iGaming and Online Sports Betting

Partners with Big Bola Casinos to Address Mexican iGaming and OSB Opportunity

Progress with Entry into Ontario Market Continues

VALLETTA, Malta & PHOENIX--(BUSINESS WIRE)--Logflex MT Holding Limited (doing business as Novibet) (“Novibet” or the “Company”), an established, profitable, iGaming and Online Sportsbook provider operating in several countries across Europe, today provided an update on its progress toward furthering its North America expansion strategy.

Novibet today announced a new multi-year market access agreement with Caesars Entertainment, providing Novibet the opportunity to conduct online sports betting (“OSB”) and iGaming operations in New Jersey. Pursuant to the terms of the agreement, Novibet will operate a branded online gambling service (including OSB and iGaming) in New Jersey for ten years. The New Jersey agreement follows a similar ten-year agreement Novibet entered into earlier this year to operate a Novibet-branded online gambling service in Pennsylvania (excluding an online sportsbook or online poker). Both agreements are subject to Novibet obtaining the necessary operating licenses, service licenses and other governmental approvals. Novibet plans to launch its branded online sites, novibet.com, in Pennsylvania and New Jersey in 2023.

In addition, Novibet announced that is has secured market access in Mexico for iGaming and online sports betting (“OSB”) through a partnership with Big Bola Casinos, an operator of 20 casinos throughout the country. Big Bola is one of only 14 operators authorized to offer legal betting and online casino services in Mexico. Pursuant to the new partnership with Big Bola, Novibet plans to launch its branded online casino site, Novibet.mx, in Mexico in the second half of 2022. Novibet will be responsible for all player acquisition, promotion and retention, and will share revenue generated by Novibet.mx with Big Bola. Analysts have estimated that the total addressable market for online gaming in Mexico will be approximately U.S. $1 billion in 2026.

Novibet also provided an update on its efforts to enter the Ontario, Canada online market which opened in April 2022. The Company recently commenced a license application with the Alcohol and Gaming Commission of Ontario (“AGCO”). Contingent on regulatory approval, the Company is on track to launch its iGaming and OSB platform in Ontario in the fourth quarter of 2022, with additional provinces in Canada expected to follow. Ontario is widely expected to become one of the largest iGaming markets in North America, with analysts estimating that the combined iCasino and OSB market will be more than U.S. $2 billion in 2026.

George Athanasopoulos, Chief Executive Officer of Novibet, commented, “The expansion of our iCasino platform into new regulated markets, including in North America, is a major pillar of our growth strategy. We’re pleased with our progress against this initiative as evidenced by our expanded partnership with Caesars Entertainment that now provides us with market access to New Jersey and Pennsylvania to address the significant OSB and iGaming opportunities in those states, as well as our new partnership with Big Bola to introduce our highly regarded iGaming and OSB products to players in Mexico later this year. Our focus on ensuring our technology platform, product offerings and customer engagement and retention initiatives are fully aligned and in synch with local player preferences has allowed us to enter new markets through our differentiated, engaging online gaming experience. We expect to replicate this success in the new North American markets we enter by remaining true to our operating disciplines and leveraging the proven popularity of our product offerings that feature more than 5,000 video slots, 220 live table games and 180 progressive jackpot games from over 120 online content providers as well as an innovative sports betting offering following the receipt of required respective regulatory approvals.”

On March 30, 2022, Novibet and Artemis Strategic Investment Corporation (Nasdaq: ARTE) (“Artemis”), a publicly traded special purpose acquisition company, announced a proposed business combination transaction. The proposed transaction is expected to close in the second half of 2022, subject to approval by Artemis’ shareholders and other customary closing conditions.

About Novibet

Novibet is an established GameTech company operating in several countries across Europe through its headquarters in Malta, offices in Greece and employees in Isle of Man and Italy. Licensed and regulated by HGC, MGA, ADM, and Irish Revenue Commissioners, Novibet is committed to delivering the best sports betting and gaming experience to an expanding customer base. Since 2010, Novibet has offered online sports betting and casino entertainment in several competitive European markets.

The exciting online gaming experience begins with providing the most popular online casino games and, to that end, Novibet has teamed up with some of the world’s leading online casino content providers. With over 5,000 online casino games available to its experienced Casino Management Team, Novibet delivers slots, casino table, live-action, and many more game types across desktop, mobile, and tablet devices.

Novibet has its own proprietary betting platform that integrates world leading official data providers; with its own algorithms generating an extensive Betting Offer that includes In Play and Minute markets, in house developed Automatic and Hybrid Cash-Out, quick settlement of bets, and unparalleled excitement to sports enthusiasts.

As an innovative and adaptable operator, Novibet has a product offering that is constantly interacting with demand to meet and exceed existing and upcoming trends. In close partnership with Microsoft, Novibet is fully hosted in the Azure Cloud, providing scalability, high availability, redundancy, and economies of scale that are unrivaled in the industry.

For more information: https://investor.novibet.com/.

About Artemis Strategic Investment Corporation

Artemis is a special purpose acquisition company formed in 2021 and listed on Nasdaq in September 2021. Artemis was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artemis is focused on partnering with companies in the gaming, sports and entertainment sectors as well as the technology and services that are associated with these verticals. Its Class A common stock, units, and warrants trade on Nasdaq under the symbols "ARTE”, “ARTEU”, and “ARTEW”, respectively. Artemis’ management team is led by Holly Gagnon, Philip Kaplan, Thomas Granite and Scott Shulak who each have decades of experience operating, advising and creating value for the owners and investors of leading businesses and entities.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Artemis, Novibet, and Novibet PLC (“PubCo”) intend to prepare, and PubCo intends to file with the SEC, a registration statement on Form F-4 (“Registration Statement”) which will include the proxy statement of Artemis and the prospectus of PubCo (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and one or more amendments to the Registration Statement, and, after the Registration Statement is declared effective, Artemis will mail the definitive Proxy Statement/Prospectus included therein to the holders of Artemis’s common stock in connection with Artemis’s solicitation of proxies for the vote by Artemis stockholders with respect to the Business Combination and other matters described in the Registration Statement. Artemis urges its stockholders and other interested persons to read, when available, the Registration Statement, the amendments thereto, and the documents incorporated by reference therein, as well as other documents filed by Artemis with the SEC in connection with the Business Combination, as these materials will contain important information about Artemis, Novibet, and the Business Combination. Stockholders of Artemis will also be able to obtain copies of such documents, when available, free of charge through the website maintained by the SEC at www.sec.gov or by directing a written request to Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, AZ 85040.

Participants in the Solicitation

Under SEC rules, Artemis, Novibet, PubCo, and each of their respective officers and directors may be deemed to be participants in the solicitation of Artemis’s stockholders in connection with the Business Combination. Stockholders of Artemis may obtain more detailed information regarding the names, affiliations, and interests of Artemis’s directors and officers in Artemis’s prospectus for its initial public offering, filed with the SEC on October 1, 2021 (the “IPO Prospectus”) and the Registration Statement, when available. The interests of Artemis’s directors, officers, and others in the Business Combination may, in some cases, be different than those of Artemis’s stockholders generally. Information about such interests will be set forth in the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release includes historical information as well as “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to matters such as the future results of operations and financial position of PubCo and its subsidiaries; planned products and services; Novibet’s business strategy, including Novibet’s planned launch in the United States and the Americas; objectives of Novibet’s management for future operations; market size and potential growth opportunities; competitive position; expectations and timings related to commercial launches; potential benefits of the proposed business combination; and technological and market trends and other future conditions.

Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “future,” “anticipate,” “assume,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. Accordingly, such forward-looking statements are not guarantees and are subject to inherent risks, uncertainties, and changes in circumstance that are difficult to predict and may be outside of PubCo’s, Artemis’s and Novibet’s control. PubCo’s, Artemis’s and Novibet’s actual results may differ materially from their expectations, estimates and projections due to a variety of factors and consequently, you should not place undue reliance on these forward-looking statements as predictions of future events. Although it is impossible to identify all factors that may cause such differences, they include, but are not limited to: (1) the level of redemptions by Artemis’s shareholders in connection with a business combination and the outcome of any legal proceedings that may be instituted against Artemis or Novibet following the announcement of the Business Combination; (2) the inability to complete the Business Combination; (3) the risk that the Business Combination disrupts current plans and operations of Novibet as a result of the announcement and consummation of the Business Combination; (4) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (5) costs related to the Business Combination; (6) changes in laws or regulations applicable to Novibet’s business; (7) the possibility that PubCo may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the global COVID-19 pandemic; (9) the risk factors which will be set forth under the heading “Risk Factors” in the Registration Statement; and (10) the risks and uncertainties described in the “Risk Factors” section of Artemis’s IPO Prospectus and Artemis’s subsequent filings with the SEC.

The foregoing list of factors is not exclusive. There may be additional risks that Artemis and Novibet do not presently know or that they currently believe are immaterial that could cause actual results to differ materially from those contained in the forward-looking statements. All information set forth herein speaks only as of the date hereof in the case of information about Artemis and Novibet or the date of such information in the case of information from persons other than Artemis and Novibet, and PubCo, Artemis and Novibet expressly disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based.

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Investor Contacts:
Joseph Jaffoni, Richard Land and James Leahy
JCIR
(212) 835-8500
novibet@jcir.com

Thomas Granite
Artemis Strategic Investment Corporation
info@artemisspac.com

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